

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Brendan Powderly
Chief Executive Officer
Inspired Builders, Inc.
288 North Street
Georgetown, MA  01833

> **Re: Inspired Builders, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 10, 2011**
> **File No. 333-171636**

Dear Mr. Powderly:

　　We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Rule 419(a)(2) of Regulation C defines a blank check company as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock.  In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419."  See Securities Act Release No. 6932 (April 13, 1992).  In carrying out this mandate, our assessment of your status under the definition can be based only upon the representation of your proposed business in your registration statement.  We also refer you to proposing Securities Act Release No. 6891 (April 17, 1991).

Your disclosure indicates the following:

- You are a development stage company with minimal revenues and have received a going concern opinion from your auditor;
- You issue penny stock;
- You have nominal assets consisting only of cash;
- You will need additional funding in order to continue operating, but you have no current plans for additional financing; and
- The registration statement contains very general disclosure related to the nature of your business plan.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Therefore, please revise the registration statement to comply with Rule 419 of Regulation C.

If you believe that you do not fall within the definition of a blank check company, please supplementally provide to us a detailed explanation as to why Rule 419 of Regulation C does not apply.  In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger with any entity in an unrelated industry.  Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including a specific business plan for the next twelve months.  In providing the specific business plan, the disclosure should incorporate the company's day-to-day operations. We may have additional comments following the review of your revised disclosures.

2.  We note that you currently have 11,025,000 common shares outstanding, of which 10,000,000 are held by Brendan Powderly, your sole executive officer and director, and 775,000 are being registered for resale by the selling security holders.  Given the size of this offering relative to the number of outstanding shares held by non-affiliates, we believe this transaction might be a primary offering.  We further note that you are proposing to register this resale on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.  Please provide us with your analysis as to why this offering is a secondary offering that is eligible to be made on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) and is not a primary offering.  Please provide a detailed response.  To assist you in preparing your response, you may wish to refer to Question 612.09 of the Division's Compliance & Disclosure Interpretations for Securities Act Rules.

Prospectus Summary, page 1

3.  Please revise your summary of the offering to state that your selling security holders will sell at a fixed price of $0.05 per share until your common stock is quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market.

4. Please revise the disclosure pertaining to Rule 144 to address the unavailability of Rule 144, as it appears from your disclosure that you have both nominal operations and nominal assets consisting solely of cash, and may therefore be a shell company. See Rule 405 of Regulation C.

Risk Factors, page 5

The Offering Price of the Common Stock was Determined Based on the Price…, page 5

5. This risk factor appears twice on page 5. Please remove the duplicative risk factor.

Special Note Regarding Forward-Looking Statements, page 6

6. Certain sections of your disclosure do not appear applicable, such as the references to "statements regarding our and their management's expectations" and "the potential effects on the parties and the transaction." Please revise this section so that it is applicable to your current registration statement.

Determination of the Offering Price, page 6

7. We note your statement that you "will be filing to obtain a quotation on the OTCBB concurrently with the filing of this prospectus." It is our understanding that OTCBB is not an issuer listing service, that only market makers can apply to quote securities on the OTCBB, and that issuers may contact an authorized OTCBB market maker for sponsorship of a security on the OTCBB. Please remove statements indicating that you will apply for quotation and instead clarify whether you have contacted a market maker for sponsorship. We note your disclosure that "[t]here can be no assurance that a market maker will agree to file the necessary documents with FINRA," and your disclosure on page 13 that you "anticipate applying for quoting of [y]our common stock on the OTCBB upon the effectiveness of the registration statement . . ."

Selling Security Holders, page 7

8. We note that the security holders of 125,000 of the shares that are being registered received such shares for "services rendered." Please include a complete description of the transactions in which such security holders acquired their shares, including identifying such security holders, the date(s) of the transaction(s), the number of shares received in each transaction, and a description of the services rendered in exchange for such shares.

Description of Business, page 10

General

9. Please revise the disclosure throughout this section and, as appropriate, elsewhere in the filing, to clearly differentiate between your current business activities and your prospective business goals.  For example, we note that your disclosure states that you "*can* build and install custom mantelpieces and shelving," that you "*can* redecorate a homeowners bedroom," and that you "*can* install ceramic in the kitchen . . ."  In addition, under "Competition" on page 13, you note that you "*will* also compete with the 'do-it-yourself' market . . ." (emphasis added).  These are only examples.

Typical Home Repairs, Upgrades or Improvements, page 11

10. We note your description that your typical home repairs, upgrades and improvements focus on kitchen upgrades, bedroom upgrades, shelving and closet upgrades and flooring.  To assist investors in understanding the scope of your business in each of these areas, please revise your disclosure to indicate the percentage of your revenue contributed by each of these services, in addition to the current operational status of each service.

11. Please revise your disclosure to provide support for the statement that you "have the experience and knowledge to install any type of flooring that a homeowner could request."

Marketing Objectives, page 11

12. We note your statement that your marketing plans include working with other local builders, advertising in local newspapers, circulars and local billboards, relying on word of mouth, and enrolling in RenovationExperts.com.  Please revise this section to discuss in detail when you plan to begin each of these specific marketing efforts, including, but not limited to, when you expect that you will be enrolled with RenovationExperts.com.  In particular, we note your disclosure on page 2 that you have "taken certain steps in furtherance of [your] business plan and ha[ve] started to advertise and market in local newspapers and with online referral websites."

Customers, page 12

13. Please revise your disclosure to include the number of customers you have provided services for since February 24, 2010.  We believe this information may be useful to give investors a sense of the extent to which you have established your business in the Boston, Massachusetts area.

Company's Professional Licenses and Registrations, page 12

14. Please remove the reference to www.mass.gov/oca. By including the reference, the information contained in the website may be deemed to be part of the prospectus and you may be responsible for all information contained in such website. See SEC Release No. 33-7856.

Employees, page 13

15. We note your disclosure that Mr. Powderly is your only employee. Please advise as to whether Mr. Powderly is a full time employee, and whether you ever hire any additional employees to assist with the home repairs, upgrades or improvements.

Description of Property, page 13

16. Please disclose whether you have entered into a lease agreement for the property at 288 North Street. To the extent you have, please file the lease agreement as an exhibit to the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 14

17. We note that you had $18,925 in revenue for the period from February 24, 2010 to September 30, 2010. Please revise your disclosure to discuss the source of such revenue, including the type of repair and home improvement jobs that contributed to such revenue.

Liquidity and Capital Resources, page 15

18. Please significantly enhance the disclosure in this section to describe the steps you intend to take and anticipated expenses to implement your business model, as well as your timetable for doing so. In this regard, we note your disclosure that you currently have no material commitments for capital expenditures and no current plans for additional financing, and it is unclear how you plan to develop your business.

Directors, Executive Officers, Promoters and Control Persons, page 17

19. You disclose the term of office for your director and executive officer both on page 17 and page 18. Please reconcile this disclosure and provide it only once in this section.

20. Please provide the information required by Item 407(a) of Regulation S-K.

Executive Compensation, page 18

21. In narrative form, please disclose the material terms of any unwritten employment arrangement you have with Mr. Powderly.  See Item 402(o)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 19

22. You state that the shares beneficially owned by your executive officers and directors as a group includes 2 persons.  Please revise your disclosure to clarify that this group includes only Mr. Powderly.

Transactions with Related Persons, Promoters and Certain Control Persons, page 19

23. We note that Mr. Powderly may from time to time provide advances to you for working capital purposes.  Please clarify whether you have entered into any related party transactions with Mr. Powderly, and if so, please provide the disclosure required by Item 404(d) of Regulation S-K.

Disclosure of Commission Position on Indemnification of Securities Act Liabilities, page 19

24. Your disclosure relating to indemnification appears twice in this section.  Please revise accordingly.  We note similar duplication of the disclosure on page 21.

Other Expenses of Issuance and Distribution, page 20

25. We note that you estimate the expenses of the issuance and distribution to be approximately $19,000.  However, we note your disclosure on page 9 that you estimate the expenses of the registration of the shares to be approximately $30,000.  Please reconcile your disclosure accordingly.

Recent Sales of Unregistered Securities, page 21

26. We note that you issued 125,000 shares of your common stock to certain individuals for "services to be provided."  Please revise your disclosure to name the individuals who received the shares, the number of shares each individual received, and to describe the services to be provided for the issued shares.  Further, we note your disclosure on page 7 that the same shares were issued for "services rendered."  Please clarify whether such services have or have not been completed.

27. We note your disclosure on page 22 that your offering of 650,000 shares was completed in March 2008.  However, we note your disclosure on page 7, and elsewhere in the prospectus, that this offering was completed in November 2010.  Further, we note that on January 10, 2011, you filed a Form D listing the date of first sale for such offering as March 15, 2010.  Please reconcile your disclosure accordingly.

28. We note your disclosure in Note 7 to your financial statements that you issued "75,000 shares of common stock for a subscription payable ($0.01/share) for $750 proceeds that were received during the period February 24, 2010 to September 30, 2010." Please revise your disclosure to include the information required by Item 701 of Regulation S-K with respect to such issuance.

Exhibit 5.1

29. Please have counsel revise the opinion to consent to the use of its name under the caption "Interests of Named Experts and Counsel" on page 10.

Exhibit 23.1

30. Please have your auditor revise its consent to also include its consent to the use of its name under the caption "Interests of Named Experts and Counsel" on page 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3765 with any questions.

Sincerely,


Pamela A. Long
Assistant Director


cc:     Gregg E. Jaclin, Esq. (*via facsimile at* (732) 577-1188)
        Anslow & Jaclin, LLP